

December 15, 2010

Mr. Marc Juliar
President
Mondial Ventures, Inc.
388 Richmond St., Suite 916
Toronto, ON, M5V 3P1
Canada

> **Re:** **Mondial Ventures, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed May 11, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 18, 2010**
> **Response Letter Dated December 1, 2010**
> **File No. 000-51033**

Dear Mr. Juliar:

We have reviewed your response letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2009</u>

<u>Description of Business page 1</u>

1.   We note your response to our previous comment number 3. We are unable to verify the information you have provided. Please tell us if these tenures are in good standing and, as an exhibit to your filing, provide the appropriate documentation that gives you the legal right to these tenures.

<u>Closing Comments</u>

You may contact James Giugliano at (202) 551-3319, or Kimberly L. Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief